UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eterna Therapeutics Inc.

(Name of Issuer)

Common stock, par value $0.005 per share

(Title of Class of Securities)

114082209

(CUSIP Number)

December 2, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Freebird Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 272,583(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 272,583(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 272,583(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 5.3%(2)
12	Type of Reporting Person (See Instructions) PN

(1)

Includes 272,583 shares of common stock, par value $0.0005 per share (the “Common Stock”), of Eterna Therapeutics Inc., a Delaware corporation (the “Issuer”), directly beneficially owned by Freebird Partners LP, a Texas limited partnership (“Freebird Partners”). Freebird Investments LLC, a Texas limited liability company (“Freebird Investments”), serves as the general partner of Freebird Partners. Curtis W. Huff is the sole member of Freebird Investments. By virtue of these relationships, each of Freebird Investments and Mr. Huff may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.

(2)

Such percentage is based on an aggregate of 5,127,070 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 2,942,120 shares of Common Stock issued and outstanding as of November 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022 and (ii) 2,184,950 shares of Common Stock that the Issuer sold pursuant to that certain Securities Purchase Agreement dated November 23, 2022, as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2022.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Freebird Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 272,583(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 272,583(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 272,583(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 5.3%(1)(2)
12	Type of Reporting Person (See Instructions) OO

(1)

Includes 272,583 shares of Common Stock of the Issuer directly beneficially owned by Freebird Partners. Freebird Investments serves as the general partner of Freebird Partners. Mr. Huff is the sole member of Freebird Investments. By virtue of these relationships, each of Freebird Investments and Mr. Huff may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.

(3)

Such percentage is based on an aggregate of 5,127,070 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 2,942,120 shares of Common Stock issued and outstanding as of November 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022 and (ii) 2,184,950 shares of Common Stock that the Issuer sold pursuant to that certain Securities Purchase Agreement dated November 23, 2022, as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2022.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Curtis Huff
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 272,583(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 272,583(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 272,583(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 5.3%(1)(2)
12	Type of Reporting Person (See Instructions) IN

(1)

Includes 272,583 shares of Common Stock of the Issuer directly beneficially owned by Freebird Partners. Freebird Investments serves as the general partner of Freebird Partners. Mr. Huff is the sole member of Freebird Investments. By virtue of these relationships, each of Freebird Investments and Mr. Huff may be deemed to share beneficial ownership of the securities held of record by Freebird Partners.

(4)

Such percentage is based on an aggregate of 5,127,070 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 2,942,120 shares of Common Stock issued and outstanding as of November 11, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022 and (ii) 2,184,950 shares of Common Stock that the Issuer sold pursuant to that certain Securities Purchase Agreement dated November 23, 2022, as announced in the Issuer’s Current Report on Form 8-K filed with the SEC on November 25, 2022.

Item 1.

(a)	Name of Issuer

Eterna Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices

10355 Science Center Drive, Suite 150

San Diego, CA 92121

Item 2.

(a)	Name of Person Filing

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

•	Freebird Partners LP, a Texas limited partnership;

•	Freebird Investments LLC, a Texas limited liability company;

•	Curtis W. Huff, an individual and a citizen of the United States of America.

Freebird Investments LLC is the general partner of Freebird Partners LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Freebird Partners LP.

Curtis Huff is the sole member of Freebird Investments LLC, which is the general partner of Freebird Partners LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Freebird Partners LP.

Freebird Partners LP, Freebird Investments LLC, and Mr. Huff have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of the Reporting Persons is:

2800 Post Oak Blvd, Suite 2000

Houston, TX 77056

(c)	Citizenship

See Row 4 of cover page for each Reporting Person.

(d)	Title of Class of Securities

Common stock, par value $0.005 per share.

(e)	CUSIP Number

114082209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2022

FREEBIRD PARTNERS LP

By: Freebird Investments LLC, its general partner

By:	/s/ Curtis Huff
Name: Curtis Huff
Title: Chairman and President

FREEBIRD INVESTMENTS LLC

By:	/s/ Curtis Huff
Name: Curtis Huff
Title: Chairman and President

CURTIS HUFF

By:	/s/ Curtis Huff